Filing Pursuant to Rule 424(b)(3)

Registration Statement No. 333-66310

Prospectus Supplement No. 4 to Prospectus dated October 30, 2001

IVAX CORPORATION

$725,000,000 4 1/2% Convertible Senior Subordinated Notes due 2008
and
18,102,344 Shares of Common Stock Issuable Upon Conversion of the Notes

     This prospectus supplement adds to or supersedes similar information contained in that certain prospectus of IVAX Corporation, dated October 30, 2001, as amended and supplemented from time to time. The prospectus covers up to $725,000,000 principal amount of our 4 1/2% convertible senior subordinated notes due 2008 and 18,102,344 shares of our common stock issuable upon conversion of the notes together with their related common stock purchase rights which may be offered and sold from time to time by the selling security holders named in the prospectus and any prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any amendments or supplements thereto.

     The table of selling security holders contained in the prospectus under the caption “Selling Security Holders” is modified by adding the following persons as selling security holders and amending the security holdings of certain selling security holders previously named:

	Principal		Number of shares
	amount of notes		of common stock
	beneficially	Percentage	beneficially owned	Percentage of
	owned and	of notes	and offered	common stock
Name and relationship, if any	offered hereby	outstanding	hereby(1)	outstanding (2)

Bankgesellschaft Berlin AG	$9,000,000	1.24%	224,719	*

Credit Suisse First Boston Corp.	$925,000	*	23,096	*

Lehman Brothers Inc.	$300,000	*	7,491	*

Man Convertible Bond Masterfund, Ltd.	$9,224,000	1.27%	230,312	*

Sage Capital	$4,000,000	*	99,875	*

St. Thomas Trading, Ltd.	$23,959,000	3.30%	598,226	*

UBS Warburg LLC (3)	$59,156,000	8.16%	1,477,051	*

Victory Capital Management as Trustee for Parker Key Convertible	$205,000	*	5,119	*

Waddell & Reed Advisors Retirement Shares, Inc.	$5,000,000	*	124,844	*

Any other holder of notes or future transferee, pledge, donee, or successor of any such holder (4)	—	—	—	—

*	Less than 1.0%.

(1)	Assumes conversion of all of the holder’s notes into 24.96875 shares of our common stock, par value $.10 per share, per $1,000 principal amount of notes, as adjusted to reflect the five-for-four stock split paid in common stock on May 18, 2001. This conversion rate, however, will be subject to further adjustment as described under “Description of Notes – Conversion.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 195,011,783 shares of common stock outstanding as of June 14, 2002. In calculating the percentage of common stock outstanding for each selling security holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the particular selling security holder’s notes.

(3)	UBS Warburg LLC served as the initial purchaser of the notes in May 2001.

(4)	The principal amount of notes shown to be beneficially owned and offered by the selling security holders identified in this prospectus supplement, when added to the aggregate principal amount of notes shown to be beneficially owned and offered by the selling security holders identified in all prior prospectus supplements and our prospectus dated October 30, 2001, may be in excess of the total principal amount of notes registered. This excess results from sales or transfers of all or a portion of the notes held by such previously identified selling security holders in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, after the date on which they provided the information concerning their notes. Thereafter, subsequent purchasers requested registration to sell the notes acquired from and registered on behalf of a prior selling security holder.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 17, 2002.